CUSIP No. 150937 10 0                                          Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1[FN]

                        Centennial Healthcare Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   150937 10 0
                                 (CUSIP Number)

                                December 31, 1998
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)










--------
[FN]     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 150937 10 0                                          Page 2 of 7 Pages


1)   Name of Reporting Person               Welsh, Carson,
     I.R.S. Identification                  Anderson & Stowe VI,
     No. of Above Person                    L.P.
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                   Delaware
     of Organization

Number of                5)   Sole Voting   2,520,193 shares of
Shares Beneficially           Power         Common Stock, $.01
Owned by Each                               par value ("Common
Reporting Person                            Stock")
With:
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi- 2,520,193 shares of
                              tive Power    Common Stock

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially          2,520,193 shares of
     Owned by Each Reporting Person         Common Stock

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                         21.1%
     Amount in Row (9)

12)  Type of Reporting
     Person                                 PN





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CUSIP No. 150937 10 0                                          Page 3 of 7 Pages


1)   Name of Reporting Person               WCAS Healthcare
     I.R.S. Identification                  Partners, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                   Delaware
     of Organization

Number of                5)   Sole Voting   81,384 shares of
Shares Beneficially           Power         Common Stock
Owned by Each
Reporting Person
With:
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi- 81,384 shares of
                              tive Power    Common Stock

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially          81,384 shares of
     Owned by Each Reporting Person         Common Stock

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                         0.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                 PN





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CUSIP No. 150937 10 0                                          Page 4 of 7 Pages


1)   Name of Reporting Person               WCAS Capital
     I.R.S. Identification                  Partners II, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                   Delaware
     of Organization

Number of                5)   Sole Voting   246,896 shares of
Shares Beneficially           Power         Common Stock
Owned by Each
Reporting Person
With:
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi- 246,896 shares of
                              tive Power    Common Stock

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially          246,896 shares of
     Owned by Each Reporting Person         Common Stock

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                         2.1%
     Amount in Row (9)

12)  Type of Reporting
     Person                                 PN





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CUSIP No. 150937 10 0                                          Page 5 of 7 Pages


                         Amendment No. 1 to Schedule 13G

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 11, 1998 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

Item 4 -  Ownership.

          Item 4 is hereby amended and restated to read in its entirety as follows:

          (a)  Amount Beneficially Owned:

          WCAS VI: 2,520,193 shares of Common Stock

          Healthcare Partners:  81,384 shares of Common
          Stock

          Capital Partners II: 246,896 shares of Common
          Stock

          (b)  Percent of Class:

          WCAS VI: 21.1%
          Healthcare Partners: 0.7%
          Capital Partners II: 2.1%

          (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

          WCAS VI: 2,520,193 shares
          Healthcare Partners:  81,384 shares
          Capital Partners II: 246,896 shares

          (ii) shared power to vote or to direct the vote:  -0-

          (iii) sole power to dispose or to direct the disposition of:

          WCAS VI: 2,520,193 shares
          Healthcare Partners:  81,384 shares
          Capital Partners II: 246,896 shares

          (iv) shared power to dispose or to direct the disposition of: -0-

          The sole general partner of WCAS VI is WCAS VI Partners,




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CUSIP No. 150937 10 0                                          Page 6 of 7 Pages

L.P., a Delaware limited partnership. The general partners of WCAS VI Partners, L.P. are Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Andrew M. Paul, Thomas E. McInerney, Laura VanBuren, Robert
A. Minicucci, Anthony J. deNicola and Paul B. Queally.   The sole
general partner of Healthcare Partners is WCAS HP Partners, a Delaware general partnership. The general partners of WCAS HP Partners are Patrick J. Welsh and Russell L. Carson. The sole general partner of Capital Partners II is WCAS CP II Partners, a New Jersey general partnership. The general partners of WCAS CP II Partners are Patrick
J. Welsh, Russell L. Carson, Bruce K. Anderson, Richard H. Stowe, Charles G. Moore, III, Andrew M. Paul, Thomas E. McInerney, Laura VanBuren, James B. Hoover, Robert A. Minicucci and Anthony J. deNicola. Such individual general partners of the general partners of the Reporting Persons share the power to vote and dispose of the shares held by the Reporting Persons. Such individuals have the sole power to vote and dispose of the following additional number of shares: Patrick J. Welsh -- 49,977 shares; Russell L. Carson -- 49,977 shares; Bruce K. Anderson -- 29,977 shares, Andrew M. Paul -- 12,707 shares; Thomas E. McInerney -- 10,000 shares; James B. Hoover -
- 13,464 shares; Robert A. Minicucci -- 10,772 shares; Anthony J. deNicola -- 5,000 shares; and Paul B. Queally -- 705 shares.








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CUSIP No. 150937 10 0                                          Page 7 of 7 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General Partner


                                    By /s/ Laura VanBuren
                                              General Partner


                                    WCAS HEALTHCARE PARTNERS, L.P.
                                    By:  WCAS HP Partners, General Partner


                                    By  /s/ Laura VanBuren
                                              Attorney-in-Fact


                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By:  WCAS CP II Partners, General Partner


                                    By  /s/ Laura VanBuren
                                               General Partner

Date: April 14, 1999